Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)
	Six Months Ended
	June 30,				Twelve Months Ended December 31,
(in thousands of dollars)	2009		2008		2008		2007		2006		2005		2004

Earnings:

(Loss) income before income taxes	$(2,822,844)		$281,125		$(296,008)		$22,643		$514,061		$543,574		$552,666

Add: Fixed charges, excluding interest on deposits	89,364		189,223		351,672		431,320		345,253		243,239		191,648

Earnings available for fixed charges, excluding interest on deposits	(2,733,480)		470,348		55,664		453,963		859,314		786,813		744,314
Add: Interest on deposits	363,650		502,648		931,679		1,026,388		717,167		446,919		257,099

Earnings available for fixed charges, including interest on deposits	$(2,369,830)		$972,996		$987,343		$1,480,351		$1,576,481		$1,233,732		$1,001,413

Fixed Charges:
Interest expense, excluding interest on deposits	$81,907		$180,748		$334,952		$415,063		$334,175		$232,435		$178,842
Interest factor in net rental expense	7,457		8,475		16,720		16,257		11,078		10,804		12,806

Total fixed charges, excluding interest on deposits	89,364		189,223		351,672		431,320		345,253		243,239		191,648
Add: Interest on deposits	363,650		502,648		931,679		1,026,388		717,167		446,919		257,099

Total fixed charges, including interest on deposits	$453,014		$691,871		$1,283,351		$1,457,708		$1,062,420		$690,158		$448,747

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	(30.59	)x	2.49	x	0.16	x	1.05	x	2.49	x	3.23	x	3.88	x
Including interest on deposits	(5.23	)x	1.41	x	0.77	x	1.02	x	1.48	x	1.79	x	2.23	x